Exhibit 99.1

FST Corp.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data, or otherwise noted)

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	8,221,962	7,179,800
Restricted cash	486,702	158,865
Accounts and notes receivable, net	6,301,127	6,979,725
Prepaid tax	-	93,589
Inventories, net	12,463,255	11,812,740
Amounts due from a related party	77,267	73,820
Prepaid expenses and other current assets	2,218,321	1,188,451
Total current Assets	29,768,634	27,486,990

Non-current assets
Property, plant and equipment, net	18,343,684	19,044,954
Intangible assets, net	4,679,797	4,832,114
Long-term investments	737,978	551,628
Right-of-use assets	5,796,388	5,761,176
Deferred tax assets, net	1,677,753	1,692,802
Prepayment and other non-current assets	1,886,352	1,551,893
Total non-current assets	33,121,952	33,434,567

Total assets	62,890,586	60,921,557

LIABILITIES
Current liabilities
Short-term bank borrowings	20,867,343	18,199,806
Accounts payables	2,554,719	3,032,860
Operating lease liabilities, current	1,698,015	2,328,227
Amounts due to related parties	163,751	137,548
Current tax liabilities	696,642	367,902
Accrued expenses and other current liabilities	5,776,163	6,355,964
Total current Liabilities	31,756,633	30,422,307

Non-current liabilities
Long-term bank borrowings	9,584,042	10,963,881
Operating lease liabilities, non-current	4,874,565	3,974,560
OET derivative liability	-	5,310
Warrant liabilities	725,482	4,311
Total non-current liabilities	15,184,089	14,948,062

Total Liabilities	46,940,722	45,370,369

SHAREHOLDERS’ EQUITY
Ordinary share (par value of US$0.0001 per share; 500,000,000 shares authorized; 44,766,003 shares issued and outstanding)	4,477	4,477
Additional paid in capital	15,443,336	15,396,434
Retained earnings	2,381,596	1,566,364
Accumulated other comprehensive loss	(2,017,338)	(1,537,922)
Total FST Corp. shareholder’s equity	15,812,071	15,429,353
Non-controlling interests	137,793	121,835
Total shareholder’s equity	15,949,864	15,551,188
Total liabilities and shareholders’ equity	62,890,586	60,921,557

F-1

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(In U.S. dollars, except for share data, or otherwise noted)

	For the three Months Ended June 30		For the six Months Ended June 30
	2026	2025	2026	2025
Revenue	12,552,012	11,437,270	27,198,366	22,193,432
Cost of sales	6,539,950	6,177,881	13,629,833	11,978,297
Gross profit	6,012,062	5,259,389	13,568,533	10,215,135

COSTS AND OPERATING EXPENSES:
Selling expenses	3,166,484	3,315,626	6,034,397	6,232,888
General and administrative expenses	2,170,587	2,285,558	4,287,571	4,811,121
Research and development expenses	415,092	347,693	808,464	700,373
Total costs and operating expenses	5,752,163	5,948,877	11,130,432	11,744,382

GAIN (LOSS) FROM OPERATIONS	259,899	(689,488)	2,438,101	(1,529,247)

OTHER (EXPENSE) INCOME
Interest expense, net	(218,175)	(208,607)	(444,591)	(402,491)
Foreign exchange gain(loss)	(115,615)	(2,510,002)	278,457	(2,215,654)
Other income, net	25,951	250,321	65,051	282,405
Unrealized gain(loss) on change in fair value of OET derivative liability	5,310	-	5,310	(1,884,824)
Unrealized loss on change in fair value of Warrant liability	(721,171)	-	(721,171)	-
Total other loss, net	(1,023,700)	(2,468,288)	(816,944)	(4,220,564)

PROFIT (LOSS) BEFORE INCOME TAX EXPENSES	(763,801)	(3,157,776)	1,621,157	(5,749,811)
INCOME TAX EXPENSES	282,578	(128,747)	789,968	77,236
NET INCOME (LOSS)	(1,046,379)	(3,029,029)	831,189	(5,827,047)
Less: net income(loss) attributable to non-controlling interests	3,566	(19,992)	15,958	(38,459)
Net income (loss) attributable to FST Corp.’s shareholders	(1,049,945)	(3,009,037)	815,231	(5,788,588)

OTHER COMPREHENSIVE INCOME(LOSS)
Foreign currency translation adjustment	(408,157)	2,438,330	(479,416)	2,434,922
TOTAL COMPREHENSIVE INCOME(LOSS)	(1,454,536)	(590,699)	351,773	(3,392,125)

Less: total comprehensive income (loss) attributable to non-controlling interests	4,036	(3,899)	15,958	(22,388)
Comprehensive income (loss) attributable to FST Corp.’s shareholders	(1,458,572)	(586,800)	335,815	(3,369,737)

Weighted average number of shares outstanding, basic and diluted	44,766,003	44,766,003	44,766,003	44,766,003
Earnings per share, basic and diluted	(0.02)	(0.07)	0.02	(0.13)

F-2

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the Six Months Ended June 30
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	1,148,290	(4,315,501)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(831,405)	(121,491)
Purchase of intangible assets	(30,983)	(21,996)
Disposal of property and equipment	-	6,635
Purchase of long-term investments	(190,700)	(104,346)
Disposal of short-term investments	-	-
Net cash used in investing activities	(1,053,088)	(241,198)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	25,422,785	21,975,236
Repayments of bank borrowings	(23,682,810)	(18,500,873)
Buy back treasury shares	-	(38,754)
Net cash provided by financing activities	1,739,975	3,435,609

Effect of foreign exchange rate on cash, cash equivalents and restricted cash	(465,178)	2,849,580
Net increase in cash and cash equivalents	1,369,999	1,728,490
Cash, cash equivalents and restricted cash at the beginning of period	7,338,665	5,302,199
Cash, cash equivalents and restricted cash at the end of period	8,708,664	7,030,689

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expenses paid	355,506	303,125
Income taxes paid	364,553	114,019
Right of use assets obtained in exchange for operating lease obligations	1,696,192	335,513

F-3